ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
July 6, 2022
Mr. Timothy Worthington
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”) Defiance Short Blockchain and Digital Assets Industry ETF (the “Fund”) File Nos. 333-179562 and 811-22668
Dear Mr. Worthington:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 794 to the Trust’s Registration Statement on Form N-1A filed April 21, 2022 (the “Amendment”) with respect to the Fund, a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1.The word “Short” in the Fund’s name implies that the Fund is an inverse fund. Terms suggesting inverse strategies and are not subject to an 80% policy under rule 35d-1. However, the Staff requires an inverse fund to include an 80% policy such that the fund maintains an 80% exposure to the terms used in its name. Please include disclosure that the fund will maintain at least an 80% inverse exposure to the “Blockchain and Digital Assets Industry,” with a 50% of the revenue or assets connection between the businesses and the fund name.
Response:    The Trust will change the Fund’s name to “Defiance Daily Short Digital Economy ETF” in its next post-effective amendment prior to the effectiveness of the Amendment. The Trust does not believe that the word “Digital” or the phrase “Digital Economy” suggests that the Fund invests in a particular type of investment or investments, or in investments in a particular industry or group of industries. The Trust notes that it is not aware of any definition of “digital,” “economy,” or “digital economy” that would suggest a relationship to a particular type of investment or a particular industry.
The Trust further notes that interpreting “digital” or “digital economy” as being a reference to a particular type of investment or a particular industry would expand the application of Rule 35d-1 beyond the policies identified by the Commission in adopting the rule. In adopting the rule, the Commission stated that “In determining whether a particular name is misleading, the Division [of Investment Management] will consider whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments or the risks of those investments.” Consequently, to determine that the Fund’s name is misleading, the Staff would need to identify the investments that a reasonable investor would assume comprise the Fund’s holdings based on its name.
The Trust does not believe that a reasonable investor could determine from the Fund’s name whether the Fund invests in computer hardware manufacturers, software development companies, artificial intelligence developers, e-commerce companies, mobile phone network providers, online gaming or sports betting companies, cybersecurity companies, or companies engaged in businesses relating to blockchain technologies. Rather, the Trust believes that the “Digital Economy” moniker would be an appropriate — and not misleading — name for a fund investing in any or all of the above industries, as well as many others.
Because the Trust believes that the Fund’s new name does not trigger the application of Rule 35d-1, the Trust respectfully declines to adopt a policy as suggested in the above comment.
Comment 2.Please add “Daily” to the Fund’s name to correspond to the Fund’s investment objective.
Response:    The requested change has been made.

Comment 3.In the “Important Information Regarding the Fund” and “Principal Investment Strategies” sections of the Prospectus, add the following language in bold typeface: “The Fund will not invest directly in bitcoin.”
Response:    The requested change has been made.
Comment 4.Supplementally confirm that dividends on short sales and interest expense will be included in “Other Expenses” in the Fund’s fee table. In addition, provide a completed fee table and expense examples.
Response:    The Trust confirms that dividends on short sales and interest expense will be included in “Other Expenses.” See Appendix A for the completed fee table and expense examples.
Comment 5.Given the Fund’s use of swap agreements, add disclosure regarding leverage, where appropriate.
Response:    The Trust notes the inclusion of Leverage Risk as a principal risk of the Fund, as well as references to the Fund’s leverage risk in the “Rebalancing Risk” and “Short Sales Risk”, but the Trust has also added the following as the last sentence to the end of the second paragraph under the “Swap Agreements” sub-risk in Items 4 and 9 of the Prospectus:

The Fund’s use of swap agreements will increase leverage in the Fund’s investments, which will tend to magnify the gains and losses of the Amplify ETF.

Comment 6.Provide the Staff with the Fund’s expected initial portfolio composition.
Response:    The Fund has provided the expected initial portfolio composition under separate cover dated July 1, 2022.
Comment 7.Inform the Staff of the Fund’s anticipated liquidity classification of the securities in the portfolio. Supplementally discuss the Fund’s plans for liquidity management, generally, including during both normal and reasonably foreseeable stressed conditions. Also discuss the Board’s and the Fund’s consideration of implementing an open-end structure for the Fund’s strategy.
Response:    The Fund anticipates that the short interest related to the Fund’s short exposure to the Amplify ETF will be classified as moderately liquid and the Fund’s remaining holdings will be classified as highly liquid.
The Fund will hold U.S. government securities, U.S. agency securities, money market funds, or repurchase agreements as collateral. As required by the Fund’s Liquidity Risk Management Program, the Fund’s liquidity program administrator will evaluate the liquidity of the Fund’s investments under both normal and reasonably foreseeable stressed conditions. In doing so, the Liquidity Risk Manager will take into consideration factors such as (i) short-term and long-term cash flow projections, (ii) the Fund’s money market instrument holdings, (iii) the size of the Fund’s short exposure to the Amplify ETF, including the Fund’s ability access to the securities loan market in order to short the Amplify ETF directly and the costs to borrow such securities, (iv) alternatives to directly shorting the Amplify ETF, including shorting the individual equity securities held by the Amplify ETF to create the daily short exposure, (v) the size of the Fund’s holdings and anticipated creations and redemptions in relation to the market for the Amplify ETF, (vi) the relationship between the Fund’s portfolio liquidity and the spread at which it is anticipated to trade, and (vii) the effect of the cash redemption basket on the overall liquidity of the Fund’s portfolio.
Rule 22e-4 and its related adopting release indicate that the determination that a fund’s investment strategy is appropriate for an open-end fund must be made by the fund, as part of the liquidity risk management program element relating to the assessment, management, and periodic review of liquidity risk.
The Fund’s Board has approved, and the Fund has adopted and implemented, a Liquidity Risk Management Program, which delegates to the Adviser, as Program Administrator, the assessment of the Fund’s liquidity risk. As part of this assessment, the Adviser considered a number of factors, including, for example, the liquidity of the Fund’s investments under stressed market conditions, the concentration of the Fund’s portfolio, the use of swap agreements or selling a security short as part of the Fund’s investment strategy, among other factors. In determining whether to approve the registration and operation of the Fund, the Board considered the Fund’s proposed investment strategy and investments. The Board also considered assurances provided to it by the Adviser that the Fund would be able to satisfy applicable regulatory requirements on an ongoing basis.

Comment 8.In the Principal Investment Strategies section, explain how the Fund intends to provide short exposure to the Amplify ETF (e.g., either through shorting the Amplify ETF itself or something else).
Response:    The requested change has been made.
Comment 9.Revise the Principal Investment Strategies section to be consistent when describing the Amplify ETF’s investment strategies and themes.
Response:    The requested change has been made.
Comment 10.Revise the fourth paragraph of “Principal Investment Strategies” to conform to the Amplify ETF’s description of “blockchain.”
Response:    The requested change has been made.
Comment 11.Revise or delete the following language to conform to the Amplify ETF’s disclosure: “Although initially associated with digital commodities … the Amplify ETF invests in equity securities of companies that comprise the blockchain and digital assets industry.”
Response:    The requested change has been made.
Comment 12.Delete all references to NFTs, as NFTs are not discussed in the Amplify ETF’s registration statement.
Response:    The requested change has been made.
Comment 13.Revise the sixth paragraph of “Principal Investment Strategies” in accordance with the Plain English requirements, including to avoid overly technical language and industry jargon.
Response:    The requested change has been made.
Comment 14.Revise the disclosure regarding the Fund’s inability to rebalance all or a portion of its portfolio for clarity and consistency.
Response:    The requested change has been made.
Comment 15.With respect to the following sentence, please make the disclosure more definitive: “To the extent that the Fund needs to “roll” its swap positions (i.e., enter into new swap positions with a later expiration date as the current positions approach expiration), it could be subjected to increased costs which could negatively impact the Fund’s performance.” Entering new contracts is a certainty of the Fund. Where appropriate please also disclose that the fund will incur costs, as a result of swap fees to intermediaries or margin for loans on selling securities short, that the long strategy will not incur. Please also disclose that these fees might impact the Fund’s ability to achieve the Fund’s investment objective of -100% exposure.
Response:    The requested change has been made.
Comment 16.Revise Item 16 to include the Fund’s classification as a non-diversified fund.
Response:    The Trust notes that a description of the Fund’s classification as a non-diversified fund is under “Additional Information About Investment Objectives, Policies, and Related Risks” in the SAI. The Trust respectfully declines to make the requested changes.
Comment 17.Please order the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”
Response:    The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund, not overly lengthy or technical, and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.
While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”
Comment 18.With respect to the Blockchain Investments Risk, tailor the disclosure to be the risks of a bear fund (i.e., many of the risks disclosed would benefit the Fund if they came to fruition).
Response:    The requested changes have been made.
Comment 19.Delete the “NFT Ecosystem Company Risk” or explain how this is a principal risk of the Fund. The Staff notes that it is not a principal risk of the Amplify ETF.
Response:    The requested change has been made.
Comment 20.Delete the “Reliance on Cryptocurrency Risk” or explain how this is a principal risk of the Fund. The Staff notes that it is not a principal risk of the Amplify ETF.
Response:    The requested change has been made.
Comment 21.Revise the “Compounding and Market Volatility Risk” to be in accordance with the Plain English requirements, including to avoid overly technical language and industry jargon. Refrain from using phrases such as “adverse performance” and “reference asset.” Instead, the disclosure should discuss what will happen to the value of the Fund if the value of the Amplify ETF goes up or down.
Response:    The requested change has been made.
Comment 22.Clarify if the following disclosure is true, and also disclose that X loss one day is less than X gain the next day due to the daily reset nature of the Fund: “…, any further adverse daily performance will lead to a smaller dollar loss because the shareholder’s investment had already been reduced by the prior adverse performance.”
Response:    The requested change has been made.
Comment 23.Provide the Staff with information regarding the Fund’s discussions with potential counterparties and the margin requirements for selling securities short. Also supplementally explain if the margin requirements will impact the ability of the Fund to implement its strategy.
Response:    The Fund initially intends to implement its investment strategy by engaging in short sales of shares of the Amplify ETF. The Fund has entered into a prime brokerage agreement with a broker-dealer that will sell Amplify ETF shares short on the Fund’s behalf (the “Counterparty”). The Fund is required to maintain margin with the Counterparty in an amount at least equal to 150% of the value of the Amplify ETF shares sold short. Any margin posted to the Counterparty in excess of the short sale proceeds will be maintained in a special custody account pursuant to a tri-party agreement among the Fund, the Fund’s custodian, and the Counterparty. The Fund does not anticipate that the short sale margin requirements will negatively impact the Fund’s ability to implement its strategy.
Comment 24.Provide the Staff with the number of counterparties the Fund anticipates engaging and supplementally discuss what would happen if a counterparty were to walk away.
Response:    The Fund currently has engaged BNP Paribas as a counterparty. The Fund is prepared to engage with other counterparties in the event that BNP Paribas is unable or unwilling to act as a prime broker for short sales.
Comment 25.Conform the “Emerging Markets Risk” disclosure to the Amplify ETF’s risk disclosure.
Response:    The Trust notes that as of October 31, 2021, the Amplify ETF’s country weightings in the Schedule of Investments on Form N-CSR showed that the Amplify ETF did not have significant exposure to emerging markets countries. Therefore, the Trust has deleted “Emerging Markets Risk.”
Comment 26.With respect to the “Shares May Trade at Prices Other Than NAV” risk, explain to the Staff what “..., there may be times when the market price of Shares is more than the NAV intra-day (premium) or less than the NAV intra-day (discount) due to supply and demand of Shares or during periods of market volatility” means.
Response:    The Trust notes that this risk disclosure is intending to show that Shares of the Fund may trade at a premium to NAV or at a discount to NAV throughout the trading day due to either market volatility or due to the supply and demand of Shares.

Comment 27.Revise the “Shares May Trade at Prices Other Than NAV” risk to address the widening of spreads experienced during market volatility.
Response:    The following sentence currently appears in this risk, and therefore the Trust respectfully declines to make the requested change: “This risk is heightened in times of market volatility, periods of steep market declines, and periods when there is limited trading activity for Shares in the secondary market, in which case such premiums or discounts may be significant.” In addition, the Trust notes that the Item 9 description of the Fund’s “Cost of Buying or Selling Shares” risk factor references “increased market volatility” as a potential cause for “increased bid-ask spreads.”
Comment 28.Please supplementally describe the Fund’s plans for coming into compliance with the new Derivatives Risk Management rule, including a preliminary overview of the key elements of the expected derivatives risk management program and anticipated use of a relative (including anticipated designated index) or absolute VaR test. See “Use of Derivatives by Registered Investment Companies and Business Development Companies,” Release No. IC-34084 (Nov. 2, 2020). If using relative VaR, please identify the index.
Response:    The Trust has adopted a Derivatives Risk Management Policy. According to the Trust’s policy, the investment adviser to the Fund is required to adopt and implement a Derivatives Risk Management Program for the Fund (a “Fund Program”), which must include written policies and procedures that are reasonably designed to manage the Fund’s derivatives risks and reasonably segregate the functions associated with the Fund Program from the portfolio management of the Fund.
As investment adviser to the Fund, the Adviser is in the process of finalizing the Fund Program, which will cover, among other things, the following key elements:
•The Fund Program will institute a standardized risk management framework for the Fund, tailored to the particular risks of the Fund. The Fund Program will include stress testing, back testing, internal reporting and escalation and review program elements. The Fund Program will be administered by a Derivatives Risk Manager (“DRM”), selected by the Adviser and approved by the Board. The DRM will report to the Fund’s Board on the Fund Program’s implementation and effectiveness at intervals required by the Fund Program.
•The Adviser does not expect the Fund to meet the requirements of limited users of derivatives. The Fund will comply with an outer limit on fund leverage risk based on value-at-risk. The Adviser expects the Fund will use the Relative VaR test. The Fund will use the Solactive index, INVERBIT, which is a 100% short position of the Amplify ETF, as the designated reference portfolio and will seek to not exceed 200% of the designated reference portfolio.
•The Fund will comply with recordkeeping requirements of the Derivatives Risk Management Rule.
•The Fund program will take into account and incorporate all significant, identifiable market risks facts associated with the Fund’s investments, as applicable: i) Equity price risk, interest rate risk, credit spread risk, foreign currency risk and commodity price risk; (ii) Material risks arising from the nonlinear price characteristics of a Fund’s investments, including options and positions with embedded optionality; and (iii) The sensitivity of the market value of the Fund’s investments to changes in volatility. The VaR model will use a 99% confidence level and a time horizon of 20 trading days and be based on at least three years of historical data. The Fund program will review and manage legal, counterparty, market, liquidity, and operational risks associated with engaging in derivatives transactions.
Comment 29.With respect to the disclosure describing the limiting or suspension of creation units if the Fund is unable to obtain sufficient exposure to the Amplify ETF, delete or conform to rule 6c-11 and the Commission’s guidance thereunder. In proposing rule 6c-11, the Commission stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp.67-68 (June 28, 2018). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” See “Exchange-Traded Funds,” Release No. 33-10695, at p.59 (Sep. 25, 2019).
Response:    The requested change has been made.
Comment 30.In the Investment Restrictions section of the SAI, where there are references to “except to the extent permitted under the 1940 Act,” please provide an explanation of what the 1940 Act permits following the investment restrictions.
Response:    General Instruction C.1.(c) to Form N-1A states that a fund should avoid excessive detail, technical or legal terminology, and complex language. Therefore, the Trust respectfully declines to revise the disclosure.
Comment 31.With respect to the Fund’s “look through” disclosure for the Fund’s concentration policy, the Staff believes that in cases where the Fund has sufficient information about the holdings of other investment companies, the “look through” test should also apply to unaffiliated investment companies.
Response:    The requested change has been made.
Comment 32.In “Acceptance of Orders of Creation Units,” delete “In addition to the circumstances described above, if the Fund is unable to obtain sufficient inverse exposure to the Amplify ETF due to the limited availability of necessary investments or financial instruments, the Fund could, among other things, limit or suspend creation units until the Adviser determines that the requisite exposure to the Amplify ETF is obtainable.” In the alternative, conform to rule 6c-11, as noted in Comment 29.
Response:    The requested change has been made.

*	*	*
If you have any questions regarding the above response, please do not hesitate to contact me at 920.360.7173 or alyssa.bernard@usbank.com.
Sincerely,

/s/ Alyssa M. Bernard
Alyssa M. Bernard
Vice President

Appendix A
Fees and Expenses of the Fund
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.95%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[1]	3.75%
Total Annual Fund Operating Expenses	4.70%
1 Estimated for the current fiscal year.
Expense Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then continue to hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$471	$1,416
A-1